EXHIBIT 35.1
ANNUAL SERVICER’S COMPLIANCE CERTIFICATE

SERVICER COMPLIANCE STATEMENT

For the period of September 23, 2010 to December 31, 2010, the servicing of consumer finance receivables owned by BMW Vehicle Lease Trust 2010-1 has been conducted by BMW Financial Services NA, LLC, in its capacity as servicer, in compliance with the servicing standards in all material respects, set forth in Article II of the Servicing Supplement dated September 23, 2010.  To the best of the undersigned’s knowledge, based on such review, the servicer has fulfilled all of its obligations under the agreement in all material respects throughout the reporting period.

By:         BMW Financial Services NA, LLC

By:         /s/ Martin Stremplat
       Martin Stremplat
       Title:   Chief Financial Officer